EXHIBIT G

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2001 on Form 18-K filed with the Commission on September 30, 2002, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

The Economy

Panama’s GDP growth for 2002 is estimated at 0.8%, compared to 0.3% in 2001. Inflation for 2002 is estimated at 1.5%. The consolidated non-financial public sector balance is expected to show a deficit of $237 million (2.0% of GDP) for 2002.

Panama has been affected by the general global economic downturn, and economic indicators continue to be mixed. Services, including government services, rose 5.6% and commerce rose 4.4% in the second quarter of 2002 year on year, but industrial production through June 30 fell 8% year on year, and the Colón Free Trade Zone and banking also showed declines during the same period of 9.6% and 3.6%, respectively, primarily due to financial difficulties in South American countries.

Exports of goods and services for the first half of 2002 decreased by 4.0% compared with the same period in 2001. Imports for the first half of 2002 decreased by 3.9% compared with the same period in 2001.

In the first half of 2002, the National Dialogue (the discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement on the use of the fund in which proceeds generated from certain privatizations are deposited (the “Development Trust Fund”). The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35% and provides a mechanism, adjusted to reflect the Republic’s economic growth, to meet those targets over the medium term. To facilitate debt management, the law allows the Republic to invest up to 100% of the principal of the Development Trust Fund in Panamanian bonds. The law also provides for several large infrastructure projects, which are expected to stimulate employment starting in 2003. These projects include the widening of the Inter-American highway, irrigation projects, and projects aimed at increasing the supply of potable water.

On January 14, 2002, the Ministry of Economy and Finance announced the budget for 2002, invoking the mechanisms of Article 270 of the Constitution of Panama, which allowed the 2001 budget to be automatically extended as the 2002 budget with certain required adjustments. Under this procedure, all items included in the Republic’s 2002 budget proposal relating to contractual obligations, debt service and investment as previously authorized were automatically approved. The 2002 budget contemplated total expenditures of $6,135 million, an amount that included both the spending required by Article 270 and approximately $232 million of spending cuts from the 2001 budget as originally approved.

In February 2002, the Government implemented a spending cut of $355 million. In the first half of 2002, the non-financial public sector registered a deficit of 2.7%, mainly attributable to an increase in medical services and personnel in the social security system. In June 2002, the Government implemented an additional spending cut of $150 million, and on June 26, 2002 the Government implemented a hiring freeze for the public sector, with the aim of achieving a fiscal deficit target of between 1.0% and 1.5% of GDP for 2002. In order to ensure compliance with the Fiscal Responsibility Law, on September 18, 2002 the cabinet announced spending cuts totaling $190.7 million to be spread broadly among central government operations and other public sector entities (decentralized institutions).

The budget for 2003 was submitted to the National Assembly on September 25, 2002, and was approved by the National Assembly on November 15, 2002. The 2003 budget contemplates total expenditures of $5,493 million. The 2003 budget was planned in accordance with the Fiscal Responsibility Law. Consequently, the 2003 budget is structured on a cash execution basis unlike budgets in previous years, which were formulated on a commitment execution basis. The Government believes that cash execution basis is an improved tool for managing the Government’s public finances. The 2003 budget includes investment projects which will be executed within the 2003 fiscal period. Under the 2003 budget, the total financial needs for the year are approximately $600 million, which include approximately $400 million in public debt amortizations, plus the anticipated deficit for 2003.

On December 26, 2002, the National Assembly approved Law 61, which enacts tax reforms aimed at improving and streamlining the administrative and operating procedures of the Directorate of Revenues in order to increase efficiency in tax collection. The approved tax reforms also create a broader tax base through: (1) the extension of value-added tax to services, (2) the increase of effective rates for certain traditionally tax-exempt industries, (3) the establishment of a luxury tax on certain goods and (4) the gradual elimination of tax incentives currently granted to certain sectors of the economy.

Panama has announced $145 million in investments in various water projects over the next two years to strengthen IDAAN, the national water company. Panama has also announced a $160 million project to build a second bridge over the Panama Canal.

Panama has decided not to privatize the Tocumen International Airport located outside Panama City. The Government instead plans to restructure the operations of the airport, as a state-owned company, in order to improve efficiency.

As of December 31, 2002, Panama’s external debt was equal to $6,349.05 million, up from $6,262.81 million as of December 31, 2001. This balance includes $151 million of pre-funding for 2003 obtained as part of the issuance of $430 million of 9.375% Global Bonds due 2023. The ratio of external debt to current GDP as of December 31, 2002 was 56.0%.

In an effort to promote the development of Panama’s capital market, in 2002 the Government initiated a program of Treasury Note issuances. In seven monthly auctions ending on February 4, 2003, Panama has issued approximately $250 million of 7.25% Treasury Notes due 2005.

On January 16, 2002, Panama issued $180 million principal amount of its 9.375% Global Bonds due 2012 in exchange for warrants that Panama had issued previously in connection with its July 13, 2001 tender offer. On July 19, 2002, Panama issued $150 million principal amount of its 9.375% Global Bonds due 2012 in a reopening of that issue. On September 19, 2002, Panama issued $170 million principal amount of its 9.375% Global Bonds due 2012 in an additional reopening of that issue. A portion of the September reopening was used to repurchase external debt. On December 3, 2002, the Republic issued $430 million of its 9.375% Global Bonds due 2023, of which approximately $280 million were used to repurchase external debt. In 2002, a total of $488 million principal amount of Brady Bonds was retired through debt management operations.

In July 2000, Panama entered into a $30.0 million loan agreement with the International Commercial Bank of China, the proceeds of which are intended to be used to decrease poverty levels. The final three disbursements were made in one payment of $22.5 million in June 2002.

The following is a summary of certain economic indicators:

•	Current GDP was an estimated $11,266 million for 2002, $11,044 million for 2001 and $10,972 million for 2000.

•	The consumer price index (% change) for 2001 was unchanged from the prior year, and the consumer price index (% change) for 2000 was 0.7%.

•	Unemployment was 13.7% for 2001 and 13.3% for 2000.

•	Average real monthly wages in all sectors of the Panamanian economy decreased by an average of 1.6% to $512.33 in 2001 and an average of 5.4% to $520.49 in 2000.

•	The overall balance of payments deficit was $304 million for 2001 and $328 million for 2000.

•	Total official reserves were $1,075 million at year-end 2001 and $707 million at year-end 2000.

•	Total public debt was $8,521 million for 2002, $8,401 million for 2001 and $7,732 million for 2000.

Political Developments

On September 1, 2002, the Government regained a working majority in the National Assembly on key economic issues. In November 2002, the National Assembly approved the Government’s proposed budget for 2003, which was implemented on January 2, 2003. In December 2002, the National Assembly approved the tax reforms referred to above with the passage of Law 61. Elections for President, two Vice-Presidents and the National Assembly are scheduled for May 2004.

International Trade

In early 2002, Panama signed an agreement in principle (the “Free Trade Agreement”) with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The Free Trade Agreement was approved by the National Assembly in December 2002. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol that covers about 85% of both countries’ output. In addition, Panama is currently negotiating similar bilateral protocols with each of Guatemala, Honduras, Costa Rica and Nicaragua. Panama is also negotiating a bilateral trade agreement with the Dominican Republic.

In June 2002, Panama announced the creation of the Baru Free Trade Zone, located in the District of Baru, in the western province of Chiriqui. The objective of the creation of the Baru Free Trade Zone is to facilitate commercial access to and from markets in the Pacific, Central America, Mexico and the West Coast of the United States.

In April 2002, the Organization for Economic Cooperation and Development (OECD) removed Panama from the list of countries that it considers uncooperative tax havens. As part of an agreement with the OECD, Panama has pledged to improve the transparency of its tax system, and to provide certain tax information to the OECD member countries.

The Unit of Financial Analysis (UAF) of Panama has signed letters of understanding with regulatory bodies in eleven other countries in Latin America and the Caribbean to prevent money laundering. The letters of understanding pave the way for greater cooperation between countries in order to facilitate the exchange of information.

IMF Relationship

IMF and Government representatives met in April 2002 following the expiration of Panama’s most recent stand-by agreement in March 2002. During 2002, the Government maintained ongoing conceptual discussions with the IMF about a possible new standby facility, but no such facility was arranged. The IMF concluded its most recent Article IV review of Panama in July 2002, and is anticipated to initiate another such review in the spring of 2003.

The Panama Canal

The Panama Canal Authority announced that preliminary estimates for toll revenues for fiscal 2002 reached a record $588.8 million, an increase of 1.6% over fiscal 2001. Toll revenues for fiscal 2001 were $573.6 million, a decline of 1.4% over fiscal 2000. In June 2002, the Panama Canal Authority announced proposed changes to the existing toll structure, which would include an average 8% increase in tolls, toll fees based on vessel tonnage and a fee for locomotive usage based on the number of locomotive cables required. The Panama Canal Authority implemented the fee structure in October 2002.

The Panama Canal Authority investment plan for 2002 through 2004 totals more than $350 million, of which $110 million is expected to be incurred during 2002. The Canal Authority is currently working on a five year plan which would include such major projects as deepening and widening sections of the Canal and Gatun Lake, acquiring tows and engines, rehabilitating railways for towing engines and increasing capacity of the potable water system. No budget has yet been set for these projects.

In June 2002, Panama agreed to cancel the $22.2 million annual rental payments payable by a subsidiary of Hutchinson Whampoa, Ltd., the company that was granted the concession to operate the terminals at either end of the Panama Canal. The cancellation was granted in view of Hutchinson’s new investments in terminal expansion.

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